Yahyn Inc



ANNUAL REPORT

25 Sundial Ave

Manchester, NH 03103

(603) 369-1747

www.yahyn.com

This Annual Report is dated April 29, 2022.

BUSINESS

The three-tiered system prevents wineries from selling directly to consumers, increasing wine prices and gouging sales returns. Yahyn bypasses that by allowing the global wine community to buy directly from vineyards and wine producers, cutting out the middleman.

Yahyn's BTC marketplace also integrates seamlessly with vineyard and wine producer's current inventory systems to display their catalog of wines for our community. This business model means that vineyards can sell to a larger audience with a much higher margin and consumers can find a far broader selection that is on average +20% cheaper per bottle.

Founded in 2013 as a virtual humidor company called Puro Trader, LLC, the company converted to a C Corp, Puro Trader, Inc. in 2021 that focused on tobacco sales and humidor sales. In 2021, the company to develop its wine business Yahyn. The company raised its first funding round in 2019 and changes its name to Yahyn, Inc. in 2022. The Yahyn virtual wine store brand started development in 2019 and launched in 2021. The Puro Trader, Inc. original business is now a separate business entity and the two entities simply share the same founder. This offering is exclusively for Yahyn, Inc. and the Yahyn products. No funds from this offering will go to Puro Trader, Inc. which is a separate entity.

Chief Executive Disclosure

The Company's CEO currently also has two other roles. He is the founder and owner of Puro Trader, Inc. the prior business which was spun out, and also works as. Sales Director for Snowflake. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $380,000.00

Number of Securities Sold: 12,667

Use of proceeds: Initial build out

Date: May 29, 2019
Offering exemption relied upon: 506(b)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $295,000.00

Number of Securities Sold: 6,647

Use of proceeds: Continued funding of operations

Date: January 20, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $563,093.00

Number of Securities Sold: 12,688

Use of proceeds: Continued Operations

Date: May 05, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $150,000.00

Use of proceeds: Continued Operations

Date: January 01, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Results of Operations

YE2021 Compared to YE2020

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statement and our accountant completes a financial review of those statements.

Revenue

2021 was an incredibly successful year for the Company as we experienced record revenues and unit sales. Global 2021 revenues, at final count, are expected to exceed $250,000, up more than 500% from 2020. This increase in sales was due primarily to 2020 being our 'Building Year' (where we finished and first launched the platform, developed SOPs, and laid the framework for rapid scaling without a corresponding growth in expenses), and 2021 which was our 'Scaling Year' (the year we refined our roughly laid out SOPs and leveraged the work from the prior year to grow). This improved performance was primarily driven by two factors: We had built and refined both our platform and our integration technology to onboard merchants quickly and connect those listings to our partners at Tastry: These improvements allowed us to go from 3,500 SKUs in 2020 to over 10k SKUs by YE2021. Additionally, we refined our marketing models and technics which launched a highly aggressive digital marketing campaign that we began in March of 2021.

Cost of sales

The cost of sales in 2021 is expected to be approximately $13,000 in the fiscal year 2021, down approximately $9,000 from 2020's cost of sales of $21,840. These savings reflect both better negotiation with our merchant processing partners as well as the removal of costs associated with PuroTrader.com and its curated services program, which was spun off in 2020 as a separate entity.

Gross margins

We expect gross profit in 2021 to be approximately $250,000 up from a 2020 approximate gross profit of $22,000, an increase of almost 1,028%. We expect gross margins as a percentage of revenue to hold consistent at 5% of Gross Revenue on an ongoing basis.

Expenses

We expect 2021 expenses to be approximately $1.3M, down $300,000 from expenses of $1.6M in 2020. The bulk of this reduction in expenses is due to a significant reduction in development costs for the build of the platform and integration technologies.

Historical results and cash flows:

Historical cashflows are not representative of our ability to grab a meaningful piece of a $25B + (and rapidly accelerating) market of DTC wine and alcohol sales. Our financials represent the work to build this new concept and make it work; our future revenues are based on driving customers to our site.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $10,335.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Soroosh Kiani

Amount Owed: $25,000.00

Interest Rate: 0.0%

Maturity Date: December 31, 2025

Creditor: Joshua Leavitt - CFO (Via Dark Matter Associates)

Amount Owed: $150,000.00

Interest Rate: 0.0%

Maturity Date: December 31, 2022

Creditor: Pierre Rogers (Via Sunju LLC)

Amount Owed: $178,000.00

Interest Rate: 0.0%

Maturity Date: December 31, 2022

Creditor: SBA - EIDL

Amount Owed: $152,482.00

Interest Rate: 3.75%

Maturity Date: July 01, 2030

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Pierre Rogers

Pierre Rogers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Chairman of the Board

Dates of Service: August 29, 2019 - Present

Responsibilities: Vision setting and executive management of the organizations. Full-time position ultimate responsible party for the corporation but focusing his time on company vision, investor relations, executive management, set salary at $175k which has been waived for the funding round, and a total of 7,335 options awarded which will be fully vested by 2023. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

Other business experience in the past three years:

Employer: Alumni Ventures Group

Title: Head of Intermediary Distribution

Dates of Service: January 01, 2018 - October 01, 2019
Responsibilities: External sales of Venture Capital products to Financial Investment Firms

Other business experience in the past three years:

Employer: Puro Trader, Inc.

Title: Seed Investor / Founder

Dates of Service: June 01, 2015 - Present
Responsibilities: Pierre is the founder of the largest Peer to Peer cigar trading platform in the world for the worlds rarest and most collectible cigars. This business is separate from Yahyn's business. He currently focuses the majority of his time on Yahyn and Yahyn is his full time role however he is still an investor in Puro Trader.

Other business experience in the past three years:

Employer: Snowflake

Title: Sales Director

Dates of Service: December 01, 2021 - Present
Responsibilities: Snowflake is unique because of our cloud-built architecture that delivers the performance, concurrency, simplicity and flexibility required for a modern cloud data platform. Pierre is a Sales Director of snowflake.

Name: Joshua Leavitt

Joshua Leavitt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer & Director

Dates of Service: May 29, 2019 - Present

Responsibilities: Head of Financial Operations. Full time position, board director and head of finance, senior executive manager: $150k salary which has been waived for the funding round and a total of 5,770 options awarded which will be fully vested by 2023.

Other business experience in the past three years:

Employer: Alumni Ventures Group

Title: SVP of Finance

Dates of Service: January 01, 2016 - March 01, 2019
Responsibilities: Head of Financial Operations

Name: Stu Bossom

Stu Bossom's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Business Development

Dates of Service: June 01, 2019 - Present

Responsibilities: Stu is the head of the Sell side of our business (bringing on new merchant partners and establishing new relationships within the industry). Salary $85k with a total of 1,139 in options awarded which will be fully vested by 2024.

Other business experience in the past three years:

Employer: Dangerous Import Group, LLC

Title: President

Dates of Service: January 01, 2011 - June 01, 2021
Responsibilities: All aspects of operating a business which imports wine into the United States for sale in the 3 tier system

Name: Robert Bousquet

Robert Bousquet's current primary role is with New Leaders, LLC. Robert Bousquet currently services up to 40 hours as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: June 01, 2019 - Present

Responsibilities: Robert oversees all development of our platform and technical designs. Robert was awarded 6,388 option of which approximately 4k are fully vested with the remainder being fully vested upon the launch of the Yahyn Mobile app.

Other business experience in the past three years:

Employer: New Leaders, LLC

Title: President and Founder

Dates of Service: January 01, 2007 - Present
Responsibilities: Robert Manages the work of a software and technical development team providing services to many high end clients

Name: Jonathan Cooper

Jonathan Cooper's current primary role is with Evolution Ventures. Jonathan Cooper currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 01, 2019 - Present

Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

Employer: Evolution Ventures

Title: Managing Partner

Dates of Service: June 01, 2013 - Present
Responsibilities: Management and oversight of a Venture Capital shop

Name: Tod Nestor

Tod Nestor's current primary role is with Energy Focus Inc. Tod Nestor currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December 01, 2019 - Present

Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

Employer: Energy Focus Inc

Title: President and COO

Dates of Service: July 01, 2019 - Present
Responsibilities: Executive leadership

Other business experience in the past three years:

Employer: Tailgate Dogs & Sausages

Title: Chairman of the Board

Dates of Service: January 01, 2017 - Present
Responsibilities: Co Founder and senior governance leader

Name: Pam Hamlin

Pam Hamlin's current primary role is with York Creative Collective. Pam Hamlin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December 01, 2019 - Present

Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

Employer: York Creative Collective

Title: President

Dates of Service: September 01, 2019 - Present
Responsibilities: Senior Leader of the collective (an investment group and start up accelerator)

Name: Chris 'Ludacris' Bridges

Chris 'Ludacris' Bridges's current primary role is with Kidsnation. Chris 'Ludacris' Bridges currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January 01, 2021 - Present

Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

Employer: Kidsnation

Title: President

Dates of Service: January 01, 2017 - Present
Responsibilities: Founder and Chief executive of the record lable

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Pierre Rogers

Amount and nature of Beneficial ownership: 71,892

Percent of class: 37.87

RELATED PARTY TRANSACTIONS

Name of Entity: Joshua Leavitt

Relationship to Company: Officer

Nature / amount of interest in the transaction: Mr. Leavitt has loaned the company $150,000.

Material Terms: Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

Name of Entity: Pierre Rogers

Relationship to Company: Officer

Nature / amount of interest in the transaction: Mr. Rogers has loaned the company $178,000.

Material Terms: Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and Seed Convertible Note - Jon Cooper. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,857 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 110,830 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 50,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years.

The amount outstanding does not include these 50,000 shares.

Preferred Stock

The amount of security authorized is 500,000 with a total of 41,058 outstanding.

Voting Rights

Preferred Stock votes on an as converted to Common 1:1 basis

Material Rights

Preferred Stock has a 1.25x liquidation preference.

Seed Convertible Note - Jon Cooper

The security will convert into Preferred stock and the terms of the Seed Convertible Note - Jon Cooper are outlined below:

Amount outstanding: $195,000.00

Maturity Date: December 10, 2022

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $3,000.00

Conversion Trigger: Completion of the Seed Extension round $1M

Material Rights

There are no material rights associated with Seed Convertible Note - Jon Cooper.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Preferred Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Yahyn, Inc was formed on May 29, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yahyn, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that DTC Wine and Alcohol is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Alcohol Beverage Regulatory Concerns

All of our products are alcoholic beverages and therefore are heavily regulated by municipal, state, and national governments. We rely on various licenses to sell our products and these licenses can be revoked if we fail to follow specific guidelines. If we lose any of our licenses, it will be difficult for us to sell in specific regions.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supplier

A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company.

Industry/Wine

The current wine market growth could slow or stop in the future which may adversely effect the company.

Industry Specific Risks

Alcohol Beverage Regulatory Concerns: All of our products are alcoholic beverages and therefore are heavily regulated by municipal, state, and national governments. We rely on various licenses to sell our products and these licenses can be revoked if we fail to follow specific guidelines. If we lose any of our licenses, it will be difficult for us to sell in specific regions. Suppliers: A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company. Industry/Wine - The current wine market growth could slow or stop in the future which may adversely affect the company, though the trend to DTC wine sales has been exponentially growing y/y for the past 5 years. (Souce, SVB state of the Wine Report 2020)

The Company's CEO currently has multiple roles with other entities.

The Company's CEO currently also has two other roles. He is the founder and owner of Puro Trader, Inc. the prior business which was spun out, and also works as. Sales Director for Snowflake. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Yahyn Inc

By /s/ *Pierre Rogers*

Name: Yahyn Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Pierre Rogers (Print Name), the CEO (Principal Executive Officers) of Yahyn, Inc (Company Name), hereby certify that the financial statements of Yayn, Inc (Company Name) and notes thereto for the periods ending January 1, 2020 (beginning date of review) and December 31, 2022 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending 2021 the amounts reported on our tax returns were total income of ($1M+); taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2022 (Date of Execution).

_Pierre Rogers_____ (Signature)

____CEO_____ (Title)

_____April 29, 2022_____ (Date)

YAHYN, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2020

YAHYN, INC
Index to Financial Statements
(unaudited)

YAHYN, INC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

| | Total | |
	As of Dec 31, 2021	As of Dec 31, 2020
ASSETS		
Current Assets		
Total Bank Accounts	$ 10,334.19	$ 17,845.01
Total Accounts Receivable	$ 6,953.98	$ 0.00
Total Other Current Assets	-$ 1,192.03	$ 8,594.83
Total Current Assets	$ 16,096.14	$ 26,439.84
Total Fixed Assets	$ 4,192.00	$ 4,192.00
Total Other Assets	$ 34,494.00	$ 34,494.00
TOTAL ASSETS	$ 54,782.14	$ 65,125.84
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	$ 662,591.44	$ 269,613.99
Total Other Current Liabilities	$ 1,051,022.43	$ 738,444.70
Total Current Liabilities	$ 1,713,613.87	$ 1,008,058.69
Total Long-Term Liabilities	$ 220,000.00	$ 220,000.00
Total Liabilities	$ 1,933,613.87	$ 1,228,058.69
Total Equity	-$ 1,878,831.73	-$ 1,162,932.85
TOTAL LIABILITIES AND EQUITY	$ 54,782.14	$ 65,125.84

YAHYN, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

	Total	
	Jan - Dec 2021	Jan - Dec 2020
Total Income	$ 259,845.16	$ 43,064.87
Total Cost of Goods Sold	$ 13,407.29	$ 21,224.48
Gross Profit	$ 246,437.87	$ 21,840.39
Expenses		
Total Dues & Subscriptions	$ 43,919.72	$ 51,225.65
Finance Charges	19,465.40	20,580.50
Total HR	$ 415,940.89	$ 460,696.41
Insurance	16,693.86	6,093.29
Interest Expense		8,035.00
Legal & Professional Fees	3,000.00	25,776.15
Marketing		
Advertising and digital spend	177,085.90	276,754.96
Marketing Expenses	27,160.44	8,166.00
Total Marketing	$ 204,246.34	$ 284,920.96
Meals and Entertainment	1,911.13	5,696.15
Office Expenses	525.42	18,072.40
Rent or Lease	32,498.18	28,573.34
Repair & Maintenance	900.00	
Sales Commissions	12,899.79	
Shipping and delivery expense	25,576.53	5,263.07
Subcontractors	549,370.99	696,134.25
Supplies		309.03
Taxes & Licenses	159.00	323.00
Travel	6,222.94	11,788.14
Utilities	1,688.73	3,246.93
Total Expenses	$ 1,335,018.92	$ 1,626,734.27
Net Income	-$ 1,088,581.05	-$ 1,463,185.88

YAHYN, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

	Treasury Stock		Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
NNING BALANCE, JANUARY 1, 2021	20,000	$ (24,980)	25,553	$ 26	110,741	$ 111	$ 984,044	$ (2,224,417)	$ (1,265,216)
Employee Equity Award	-	-	-	-	3,720	71	-	-	$ 71
Issuance of Common Stock - Net Capital Rai:	-	-	-	-	414	41	29,005	-	$ 29,046
Issuance of Stock	-	-	6,948	69	3,381	33	495,000	-	$ 495,102
Net loss	-	-	-	-	-	-	-	(1,088,581)	$ (1,088,581)
NG BALANCE, DECEMBER 31, 2021	20,000	$ (24,980)	32,501	$ 95	118,256	$ 256	$ 1,508,049	$ (3,312,998)	$ (1,829,578)

6

YAHYN, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

		YE Dec 31, 2021		YE Dec 31, 2020
OPERATING ACTIVITIES				
Net Income		-1,088,581.05		-1,463,185.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	708,388.06	-$	714,860.71
Net cash provided by operating activities	-$	380,192.99	-$	5,240.00
Net cash provided by financing activities	$	372,682.17	$	734,439.46
Net cash increase for period	-$	7,510.82	$	14,338.75
Cash at beginning of period		17,845.01		3,506.26
Cash at end of period	$	10,334.19	$	17,845.01

NOTE 1 – NATURE OF OPERATIONS

Yahyn, Inc. was formed on May 19, 2019 ("Inception") in the State of DE. The financial statements of Yahyn, Inc.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Manchester, NH

Yahyn, Inc. The Company builds and manages website designed to create an online marketplace for third part sellers of restrict brands. The Company's headquarters are located in Manchester, New Hampshire. The Company's mission is to provide the best available price discovery mechanism alongside the larges available inventory options to consumers for hard to find, restricted brands. The Company is designed for the sales of premium cigars and is currently in operation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of wine on its platform Yahyn.com

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NH state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – CASH AND CASH EQUIVALANTS

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

NOTE 4 - CONVERTIBLE NOTES

Convertible notes payable amounted to $195,000 at December 31, 2020. The convertible notes mature (and/or) convert on December 1, 2021. Convertible notes payable have an interest rate of 8% per annum. Convertible notes payable have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid. The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

As of December 31, 2021, the Company has recorded $32,275 in accrued interest.

NOTE 5 – NOTES PAYABLE

Debt consisted of the following at December 31, 2021

EIDL Loan; Interest at 3.75% per annum, maturing in July 2030, monthly payment of $797 beginning July 2022), uncollateralized	$152,482
Less: Current Portion of Notes Payable	-
Long Term Portion of Notes Payable	$152,482

Maturity of the Note Payable is as follows:

December 31, 2022	$ 1,389
December 31, 2023	2,857
December 31, 2024	2,966
December 31, 2025	3,078
Thereafter	142,192
	$152,482

NOTE 6 – SBA PPP Loan

In 2020, the Company received loan proceeds of $132,756 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note. This loan is currently in the process of being forgiven which is expected to finalize by Summer 2022

NOTE 7 – STOCKHOLDERS' EQUITY

Treasury Stock
During 2020, the board of directors authorized a purchase of twenty thousand (20,000) shares of the Company's common stock, in exchange for a note payable to the seller in the amount of $25,000).

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.01. As of December 31, 2021 the company has currently issued 110,830 shares of our common stock.

Preferred Stock
We have authorized the issuance of 100,000 shares of our preferred stock with par value of $0.01. As of December 31, 2021 the company has currently issued 41,048 shares of our preferred stock.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 50,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, 7,101 shares have been issued under the Plan.

NOTE 8 – RELATED PARTY TRANSACTIONS

Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year. During 2020, the Company entered into a buyback agreement with a shareholder to buy back 20,000 shares of common stock in exchange for a note payable in the amount of $25,000. This note carries 5% interest and is payable on demand under one of two conditions occurring:

(1)the Company closes an aggregate of $750,000 in financing in its Seed Extension Round, or (2) The Company achieved positive cash flow from operations and has cash reserves in excess of $200,000. As of December 31, 2021, the Company has recorded $1,912 of accrued interest on this note.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $170,000 in equity in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Start Engine, Inc. (the "Intermediary" aka "Start Engine"). The Intermediary will be entitled to receive a 5% commission fee and listing fee of $10,000.

Managements Evaluation

The Company has evaluated subsequent events through April 27, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Pierre Rogers, Principal Executive Officer of Yahyn Inc, hereby certify that the financial statements of Yahyn Inc included in this Report are true and complete in all material respects.

Pierre Rogers

CEO